02044297

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For
June 25, 2002

MIRAMAR MINING CORPORATION

311 West 1st Street, North Vancouver, British Columbia Canada, V7M 1B5
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2 (b) under the Securities Exchange Act of 1934)

Yes X

In connection with Rule12g3-2(b) # 82-3153.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION
Registrant

By: ______________________
(Signature)

Date: June 25, 2002

A. David Long
Name

General Counsel
Title (Relationship to Company)

MIRAMAR MINING CORPORATION

311 West First Street, North Vancouver, B.C. CANADA V7M 1B5
Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

June 25, 2002 **NEWS RELEASE 02-10** MAE - TSE
MAENF–OTC Bulletin Board

Miramar Mining Reports Encouraging Results from Exploration Activities at Hope Bay

- New Styles of Mineralization Identified, Additional Programs Warranted -

VANCOUVER – Miramar Mining Corporation (TSX: MAE) today announced results from the exploration phase of the drilling program conducted earlier this year at the Hope Bay project in Nunavut, Canada. Miramar believes the results of this program confirm the potential for the discovery of additional mineralized areas on the Hope Bay belt and warrant additional work. A significant summer exploration program is being planned.

During 2002, Miramar focussed some of its exploration efforts to opening up new areas for exploration and for new deposit types, with the objective being to identify new areas permissive for the formation of gold deposits. "We are pleased that a number of areas returned encouraging results. The results from the Twin Peaks and QSP areas are particularly heartening as they suggest potential for new deposit types, not previously evaluated on the Hope Bay belt but types that have yielded substantial gold deposits in similar greenstone belts in other parts of the world."

"During the recent merger process with Hope Bay Gold Corporation, capital was limited and exploration continued at a relatively subdued rate, however, the recently completed $30 million financing gives us the capital required to significantly increase our exploration activities to levels more appropriate to the tremendous potential of the Hope Bay belt." Miramar is focussed on three types of exploration activities as part of its strategy for the systematic evaluation of the mineral potential of the Hope Bay belt. Firstly, there is potential for the expansion of each of the three major deposits discovered to date, secondly there are known mineral occurrences waiting to be evaluated and, finally, there are extensive areas covered under overburden that remain to be evaluated.

The Company believes there is tremendous potential for the discovery of new deposit types at Hope Bay, different to those already discovered but known to occur in other similar greenstone belts in Canada and other parts of the world.

Miramar is currently in the planning stages for an expanded summer exploration program on the Hope Bay belt.

Phase 1 Program Objectives

In a news release dated February 18, 2002, Miramar outlined plans for a work program for the continued exploration of the Hope Bay belt. This work program encompassed the exploration of a number of new targets as part of Miramar's strategy to continue the systematic evaluation of the Hope Bay belt for the discovery of new gold deposits. The principal objectives of this program were (i) to test for new types of mineralization to those previously found on the belt, (ii) to begin the evaluation of the extensive covered areas for potential buried mineralized systems and, (iii) to test known mineralized areas for their potential to host large, near surface gold systems. Miramar's strategy is to systematically advance targets through its exploration pipeline: targets at various stages of development, from regional targets through drill ready prospects.

New Deposit types

Miramar conducted programs at both the Twin Peaks and QSP target areas, searching for Timiskaming unconformity-style and felsic hosted, gold rich volcanogenic massive-sulphide-style mineralization, respectively. These are different deposit types from those previously explored for in the Hope Bay belt, and offer the potential for significant new discoveries of larger tonnage, high-grade gold deposits.

At ***Twin Peaks***, located at the north end of the Hope Bay belt, argillaceous sediments unconformably overlie volcanics and syenitic intrusives adjacent to a major lineament, an area where surface sampling in 2001 returned anomalous gold values up to 0.5 g/t gold from altered zones south of the unconformity. This is a setting geologically similar to the Kirkland Lake area, a source of significant historic gold production. The Twin Peaks area was interpreted by Miramar as having potential for similar styles of mineralization. In 2002, reverse circulation ("RC") drilling was used to locate the unconformity in covered areas, defining two alteration trends in the underlying volcanic-intrusive rocks. A follow-up fence of four core holes tested these trends, intersecting locally significant quartz stringer veining, up to 1.7 g/t gold over 2m, and confirming the proximity of a significant gold bearing fluid pathway. These results are encouraging as they confirm the interpreted geologic model and indicate the potential of the Twin Peaks area to host Timiskaming unconformity-style mineralization. Additional mapping and sampling and drilling is planned for this summer.

The ***QSP*** area is underlain by felsic volcanics on the western edge of the Hope Bay belt and is interpreted by the Company to have the potential to host massive sulphide style mineralization in a setting analogous to that hosting a number of gold rich deposits in the Bousquet area of Quebec. One of three holes drilled by previous owner, BHP, intersected 16.8 g/t hold over 2m at the southern end of a 1km long alteration trend. Five holes totalling 661m were drilled in 2002, with all holes cutting tuffaceous to fragmental felsic volcanic rocks exhibiting a variable amount of silicification, sericitization and sulphidation. Pyrite contents varied from a background of 1-4% to a local maximum of 10%. Gold values ranged up to 7.6 g/t gold over 3m. This preliminary test of a large mineralized system indicates that a gold enriched quartz-sericite-pyrite alteration or "Bousquet-type" model is a viable target type in the felsic volcanic package of rocks on the western side of the Hope Bay volcanic belt and additional exploration is warranted.

Covered Areas

RC drilling was used in three areas (in addition to Twin Peaks), that are largely overburden covered with little outcrop. However, geophysical interpretation, combined with mapping of the limited outcrop data, suggests these areas are prospective for large buried mineralized systems. The RC drilling is used to drill through the overburden and 3m into bedrock, allowing the identification of bedrock and a determination of alteration styles.

Gas Cache is an area interpreted by Miramar to contain an anticlinal hinge and magnetic destruction alteration in high iron basalt terrain, a similar geologic setting to that hosting the Doris deposit. Outcrops adjacent to the large swampy area covering the main target exhibit local iron carbonate alteration. RC drilling (44 vertical holes, totalling 983m, with a line spacing of 500m and hole spacing of 100m) across strike identified a weak to moderate sericite-carbonate alteration trend coincident with a magnetic low anomaly within the iron tholeiite package. This alteration trend is up to 400m wide and at least 500m long. Elevated gold values (up to 45 ppb) were obtained from the alteration zone and from a weakly altered zone on the eastern edge of the magnetic package that appears to contain magnesium tholeiite rocks similar in chemistry to those that core the Doris Hinge area. These results confirm the interpretation of Gas Cache area and its potential to host significant mineralization. Additional work is warranted.

At **Amarok 5,** 598m in 25 vertical holes located a moderate sericite and dolomite altered zone up to 200m wide at a mafic volcanic/intermediate volcanic contact. This zone is proximal to a major structural flexure defined by regional magnetic data. Further evaluation of this area is required.

The **Nexus** area was tested with 13 vertical RC holes, totalling 245m, targeted using a seismic velocity model of the area completed earlier in the season. A series of velocity lows, interpreted to be alteration or shear zones within the volcanic package, were tested resulting in the identification of an alteration corridor. This alteration is coincident with the projected trace of the Deformation Zone, which hosts significant mineralization further north, including the Naartok and Suluk deposits discovered in 2001. This drilling identifies the Deformation Zone a further 3km south of Patch Lake, and in combination with the seismic velocity model brings the total strike of the Deformation Zone to approximately 10km. An additional zone of alteration was also encountered to the east of the Deformation Zone, coincident with an interpreted major structure. Given the widespread occurrence of mineralization in the Deformation Zone, further drilling is warranted in the Nexus area to test for potential gold deposits.

Previously Known Areas

The Kamik area, in the middle of the Hope Bay belt, is considered one of the more prospective lode gold targets in the Hope bay belt. It encompasses a poorly exposed, 7.5 km long trend of iron carbonate alteration occurring between two major regional structures. A total of 2,471m of core drilling in 12 holes in four target areas evaluated the potential of the Omayok portion of the Kamik trend to host a significant near surface gold deposit. Results were generally disappointing. While zones of alteration, quartz veining and sulphides were intercepted, drilling returned only narrow intercepts of anomalous gold values and the broader surface expressions of mineralization generally weakened with depth.

Doris Hinge Update

As described in the May 23rd news release approximately 140 drill holes were completed at Doris North to incorporate into a new resource model and as part of the work required to complete a feasibility study. Eight holes totalling 743m have not been previously reported. Of these eight, four focused on testing the northern extent of the Doris deposits, two provided additional in-fill information in the central part and the final two were part of a condemnation program in defining the portal for an underground ramp. The results are similar to those reported on May 23, and do not alter the interpretation contained in that news release. A table detailing the final Doris drill results is provided at the end of the release.

Phase 2 Summer Exploration Program

As a result of the recently completed financing, additional funding is available for a more aggressive approach to the exploration of the Hope Bay belt. Miramar's experienced exploration group is currently reviewing the results of the Phase 1 exploration program, as well as the results of other more capital-intensive exploration programs proposed for 2002 but deferred due to Hope Bay Gold Corporation's lack of available capital. These programs will be announced after Miramar's Annual General Meeting, which is scheduled for June 28, 2002.

Hope Bay Project

Miramar Mining Corporation, through its wholly owned subsidiaries, controls virtually the entire 80km long Hope Bay Archean greenstone belt. As announced on January 15, 2002, the Hope Bay project has measured and indicated resources of 3.36 million tonnes grading 15.4 g/t gold for a contained 1.66 million ounces, plus an additional 6.7 million tonnes grading 12.3 g/t gold, for an additional contained 2.65 million ounces of gold.

As announced on May 23, 2002, Miramar is continuing to advance the Doris North project towards completion of a feasibility study based on the results of a positive preliminary assessment (the "Study"), the results of which were announced on February 8, 2002. The Study established some potentially attractive base case economics: production of 270,000 ounces of gold over a 2.1-year period at a cash cost of US$114 per ounce, and an 85% rate of return at a US$280 gold price.

Quality Assurance/Quality Control

This information is reported under an extensive quality control program supervised by Dean McDonald, P.Geo. Ph.D., Exploration Manager with Miramar Mining Corporation, who is an appropriately qualified person as defined by National Instrument 43-101.

Additional Information

A map locating the areas described herein and a table of drill results are attached to this news release. If you are missing the map or table, please download this news release from Miramar's websites at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project, including the recently announced resource estimates, are also available on these websites.

Forward Looking Statements

Statements relating to the planned activities of the Company at the Hope Bay project and the expected results of this work, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Information inferred from the interpretation of drilling results and other tests and information concerning mineral resource estimates and the feasibility study currently underway at Doris North may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed and mined. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: changes in planned work resulting from interim results, weather, logistical, technical or other factors or unforeseen developments; the results of work not fulfilling expectations and not realizing perceived potential; uncertainties involved in the interpretation of drilling results and other tests; that additional work may not support a feasibility study; accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; uncertainties about the availability of financing as and when it is needed; the possibility of cost overruns or unanticipated expenses in the work program, and other risks and uncertainties, including those described in the Miramar's Annual Report on Form 20-F for the year ended December 31, 2001 and Reports on Form 6-K filed with the Securities and Exchange Commission and Miramar's Annual Information Form ("AIF") filed with the Ontario Securities Commission, and other regulatory authorities.

Forward-looking statements are based on the beliefs, estimates and opinions of management at the date the statements are made. Miramar does not undertake to update forward-looking statements if management's beliefs, estimates or opinions or other circumstances should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms "Resource(s)" does not equate to "reserves" and normally may not be included in documents filed with the Securities and Exchange Commission. "Resources" are sometimes referred to as "mineralization" or "mineral deposits".

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:

Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572 *Fax: (604) 980-0731*
Toll Free: 1-800-663-8780
Email: info@miramarmining.com

Hope Bay Project – Exploration Drill Results 2002

Target area	Hole ID	From (m)	To (m)	Length (m)	Gold (g/t)
Kamik-Omayok					
North Fence	*02HKD12*	*No significant intercept*			
	02HKD13	*No significant intercept*			
	02HKD14	*No significant intercept*			
	02HKD18	*101.50*	*103.00*	*1.50*	*0.13*
Lake Fence	*02HKD07*	*166.80*	*168.00*	*1.20*	*0.16*
	02HKD08	*169.90*	*173.00*	*3.10*	*1.40*
	02HKD08	*185.90*	*186.80*	*1.80*	*8.10*
	including	*185.90*	*186.50*	***0.60***	***19.70***
	02HKD09	*160.30*	*161.00*	*0.70*	*0.39*
St.Ives Fence	*02HKD10*	*88.30*	*92.00*	*3.70*	*0.33*
	02HKD11				
	02HKD16	*63.00*	*63.83*	*0.83*	*2.41*
Omayok test	*02HKD15*	*152.15*	*152.86*	*0.71*	*0.75*
		245.00	*247.00*	*2.00*	*0.84*
	02HKD17	*209.00*	*209.50*	*0.50*	*3.44*
Twin Peaks	*02HDD19*	*No significant intercept*			
	02HDD20	*No significant intercept*			
	02HDD21	*161.50*	*163.00*	*1.50*	*0.15*
	02HDD22	*74.50*	*75.10*	*0.60*	*0.76*
	02HDD22	*132.50*	*135.00*	*2.50*	*0.50*
	02HDD22	*136.00*	*138.00*	*2.00*	*1.67*
QSP	*02HGD21*	*50.50*	*51.50*	*1.00*	*0.39*
	02HGD21	*62.33*	*63.10*	*0.87*	*0.40*
	02HQD01	*118.98*	*120.09*	*1.11*	*0.11*
	02HQD02	*27.43*	*28.20*	*0.77*	*0.55*
	02HQD02	*42.42*	*51.00*	*8.58*	*3.04*
	includes	***47.00***	***50.00***	***3.00***	***7.60***
	includes	***47.00***	***48.50***	***1.50***	***11.60***
	02HQD02	*53.00*	*54.00*	*1.00*	*1.48*
	02HQD02	*55.00*	*64.50*	*9.50*	*0.64*
	includes	*57.00*	*60.19*	*3.19*	*1.45*
	includes	*57.74*	*58.92*	*1.18*	*2.84*
	02HQD02	*118.09*	*119.50*	*1.41*	*1.76*
	02HQD03	*6.89*	*14.00*	*7.11*	*0.51*
	includes	*8.00*	*9.50*	*1.50*	*0.91*
	02HQD03	*41.00*	*42.50*	*1.5*	*0.50*
	02HQD04	*19.37*	*20.37*	*1.00*	*1.32*

Hope Bay Project – In fill Drill Results 2002

(Arranged in order from north to south)

Hole ID	Section #	Area	North	Vein	From (m)	To (m)	Length (m)	Gold (g/t)	Capped* Gold (g/t)
D-526	15737.5P	North	15736.9	Central	87.9	88.41	0.51	135.7	135.7
D-526	15737.5P	North	15736.9	Lakeshore	108.57	110.57	2	39.7	39.7
D-469	15712.5P	North	15713.8	Central	80.76	83.12	2.36	13.1	13.1
D-469	15712.5P	North	15713.8	Lakeshore	99.45	100.42	0.97	43.9	43.9
D-545	15687.5 DP	North	15688.2	Central	70.1	71.62	1.52	54.8	54.8
D-545	15687.5 DP	North	15688.2	Lakeshore	86.8	88.6	1.8	11.7	11.7
D-519	15600 DP	North	15591	Central	58.14	61.45	3.31	27.6	27.6
D-513	15400	Centre	15400	Hinge	47.78	53.84	6.06	11.2	11.2
D-539	15362.5	Centre	15362.5	Hinge	46	56.83	10.83	4.4	4.4
D-546	*Condemnation*	*Portal*		Portal	24.94	25.36	0.42	6.8	6.8
D-545	*Condemnation*	*Portal*		*No significant Intercept*					



410000E
420000E
430000E
440000E
450000E
Arctic Ocean
7560000N
7550000N
7540000N
7530000N
7520000N
7510000N
7500000N
Doris Deposit
Madrid Deposit
Twin Peaks
Nexus
Omayok
Amarok 5
QSP
Gas Cache
Kamik Nose Area
Boston NE
Boston Deposit
N
0
15
km
Gold Deposit
Basalts
Felsic Rocks
2002 Exploration Target
Hope Bay Joint Venture
Hope Bay Project
2002 Exploration Targets



N
40
0
40
80
Meters
Legend
2002 Drill Hole, Assays Received
2002 Drill Hole, Previously Released
Pre-2002 Drill Hole
Hope Bay Joint Venture
2002 Doris Infill Program
Drill Hole Locations
Scale 1:2,500
June 12, 2002